SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Corporate Registry (NIRE): 3330001159-5

MATERIAL FACT

Pursuant to CVM Instructions 319/99 and 358/02, COMPANHIA SIDERÚRGICA NACIONAL (“CSN” or “Company”) hereby informs its shareholders and the market the proposed conditions for CSN’s merger of its subsidiary CSN Aços Longos S.A., inscribed in the corporate roll of taxpayers (CNPJ/MF) under no. 05.023.529/0001-44 and in the Corporate Registry (NIRE) under no. 33.3.00284583 ("CSN Aços Longos” or “Merged Company”) to be submitted for the approval of CSN's Extraordinary Shareholders' Meeting, to be held on January 28, 2011:

1. Intended Transaction: CSN intends to merge CSN Aços Longos, with the transfer of its shareholders’ equity to CSN, with no interruption in the Merged Company’s current activities. As a result of the Merger, the Merged Company will be legally dissolved and CSN will succeed it to all its rights and obligations, in accordance with article 227 of Law 6404/76.

2. Reasons for and Benefits of the Transaction: The Merger will bring administrative and economic benefits, allowing for the rationalization and unification of current activities, thereby reducing administrative costs and expenses and streamlining the current administrative structure, meeting the interests of CSN and the Merged Company, as well as those of their shareholders.

3. No Absorption of Liabilities: To the best knowledge of CSN and the Merged Company, there are no liabilities and/or unbooked contingent liabilities to be absorbed by CSN as a result of the Merger.

4. Cost of the Transaction: CSN will be responsible for all costs and expenses related to the Merger. The total cost of the Merger is estimated at approximately fifty thousand Reais (R$50,000.00), including costs associated with publications, the filing of corporate acts, translations, auditors, appraisers, lawyers and other advisory expenses related to the transaction.

5. Corporate and Business Acts  Related to the Merger: CSN’s Management approved the Merger and its submission to the Company’s shareholders as well as the respective Protocol and Justification of Merger, which was signed by the Managements of both CSN and CSN Aços Longos on January 12, 2011.  As a result, the Merger will be submitted for the approval of the Extraordinary Shareholders’ Meetings of CSN and CSN Aços Longos, to be held on January 28, 2011 and called on this date.

6. Capital Stock and Lack of Impact: Considering that on the date of the merger CSN will hold all the shares representing the Merged Company’s capital stock, CSN's capital stock will remain unaltered and there will be no need for an issue of new shares. As the value of the Merged Company’s shareholders’ equity is already reflected in CSN's shareholders’ equity, due to the application of the equity accounting method, there will also be no need for a share exchange ratio. CSN shareholders’ political and equity advantages and other rights will not be modified in any way by the Merger.

7. Dissolution of the Merged Company and Allocation of Shares: As a result of the Merger, CSN Aços Longos will be dissolved, and, consequently, those shares representing its capital stock held by CSN will also be dissolved, CSN’s investment in the Merged Company being replaced by the merged net assets.

8. Appraisal of the Merged Company’s Shareholders’ Equity:  Subject to approval by CSN’s Extraordinary Shareholders' Meeting, the Managements of the Company and the Merged Company hired KPMG Auditores Independents, headquartered in the city of São Paulo, at Rua Dr. Renato Paes de Barros, nº 33, inscribed in the corporate roll of taxpayers (CNPJ/MF) under no. 57.755.217/0001-29 and originally registered with the São Paulo State Regional Accounting Council under no. 2SP014428/O-6, a specialized appraisal company (“Appraisal Company”), to appraise the Merged Company and draw up the respective appraisal report (“Appraisal Report”).

8.1 The reference date for the Merger will be December 31, 2010 (“Reference Date”).

8.2 The shareholders’ equity of the Merged Company will be appraised according to its book value, based on the Merged Company’s balance sheet on the Reference Date (“Balance Sheet”), considering CSN's ownership of all shares issued by CSN Aços Longos.

8.3 As all the Merged Company’s capital stock will be held by CSN, there will be no minority shareholders and therefore no need to prepare an appraisal report at market prices in order to comply with article 264 of Law 6,404 of December 15, 1976 (“Brazilian Corporate Law”).

8.4 Pursuant to the Appraisal report, the total value of the accounts representing the goods, rights and obligations making up the Merged Company's net assets to be transferred to CSN is two hundred and sixty-four million, three hundred and sixteen thousand, seven hundred and fifty-eight Reais and seventy-nine centavos (R$264,316,758.79).

8.5 The Appraisal Company declared that it has no conflict or communion of interests, either real or potential, with the shareholders of either CSN or the Merged Company or in relation to the transaction itself.

9. Withdrawal Right: Given that, on the date of the merger, all the shares making up the Merged Company's capital stock will be held by CSN, the rules governing withdrawal rights do not apply to this specific transaction.

10. Availability of Documents Related to the Merger: All documents related to the Merger are available to shareholders, as of this date, at CSN’s headquarters, located at Rua São José nº 20 - Grupo 1602, parte, Centro, in the city and state of Rio de Janeiro, and on its website (www.csn.com.br).  Pursuant to article 2, paragraph 1, item XVII of CVM Instruction 319/99, these documents were also delivered to the Brazilian Securities and Exchange Commission – CVM  and the Securities, Commodities and Futures Exchange – BM&FBOVESPA S.A..

11. Conditions to which Mergers are Subject: The details of the transaction that is the object of this Material Fact are contained in the Protocol and Justification of Merger and are subject to final approval by the Extraordinary Shareholders' Meetings of CSN and CSN Aços Longos. The Merger is not subject to approval by the Brazilian or foreign anti-trust authorities.

Rio de Janeiro, January 12, 2011

COMPANHIA SIDERÚRGICA NACIONAL

Paulo Penido Pinto Marques

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.